Exhibit (a)(22)
Information Regarding the
Payment of Applied Signal Technology (AST) Equity Awards
Q. Who does this email apply to?
A. All current employees with any of the following AST equity awards:
•	Unexercised Options to Purchase AST Common Stock (vested and unvested)

•	Participants in AST’s Employee Stock Purchase Plan (ESPP)

•	Restricted Stock Awards (RSAs)
Q. How do I know if I have any of the AST equity awards listed above?
A. You can contact Maurice Shum (X3405 or maurice_shum@appsig.com) for questions regarding your equity awards.
Q. What is happening to my AST equity awards?
A. Unexercised Options to Purchase AST Common Stock (vested and unvested) — NO ACTION REQUIRED
Each option to purchase AST Common Stock, whether vested or unvested, that is outstanding and unexercised as of the closing of the tender offer will be converted into a right to receive payment without any action on your part. The payment will be made as soon as practicable following the close of the merger (the “Close”), and will equal the excess, if any, of $38.00 (the “Offer Price”) over the exercise price of the option, less any applicable withholding of taxes. This amount will be paid to you through AST’s payroll process. When the options convert into the right to receive payment, they will be cancelled. You will not receive notice of the cancellation.
Participants in the current ESPP — NO ACTION REQUIRED
ESPP participants’ contributions outstanding immediately prior to the Close will be used to purchase whole shares of AST stock, at a purchase price equal to 95% of the closing price of AST stock on January 28, 2010. Immediately after the Close, your stock will be converted into a right to receive the Offer Price per share, less any applicable withholding of taxes, without any action on your part. Any remaining contributions will be distributed to you as soon as practicable following the Close. These amounts will be paid to you through AST’s payroll process.
Holders of Unvested Restricted Shares of AST Common Stock — NO ACTION REQUIRED
Each outstanding unvested restricted share award (RSA) granted pursuant to AST’s equity incentive plans that is outstanding as of the Close will be converted into a right to receive payment of $38.00 per share in cash according to the existing vesting schedule of the RSA without any action on your part. This amount, less any applicable withholding of taxes, will be paid to you through AST’s normal payroll process paid to you upon vesting.
Important notice: In order to allow time for AST to prepare for the payout as described above, AST suspended the ability to exercise Options or make changes to ESPP deductions effective 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) on Thursday, January 27, 2011.
Q. When will I receive my money through payroll?
A. This payment will be made, without interest, as soon as practicable following the Close as a lump sum payment directly to you.
Q. Will the payment be made by direct deposit?
A. This payment will be made via direct deposit assuming you have direct deposit set up. However, if you have multiple direct deposit accounts set up, the amount will be split according to your current elections.
If you need to change your current elections, please contact Shelly Wann (X7006 shelly_wann@appsig.com) by 12:00 p.m. Pacific Time on Monday, January 31, 2011.
Q. Will 401(k) salary deferrals, health benefit plan or flexible spending account contributions come out of my AST equity payout?
A. No.
Q. How will this taxable event be reported to the IRS?
A. AST will report the taxable income and taxes withheld on your 2011 year-end Form W-2.

Important Information
The transaction will be structured as a tender offer or, in certain circumstances, as a one-step merger. This Information Regarding the Payment of AST Equity Awards is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by RN Acquisition Company (“Merger Sub”) on behalf of Raytheon Company (“Parent”) with the Securities and Exchange Commission (the “SEC”) on December 30, 2010. Applied Signal Technology, Inc. (the “Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on December 30, 2010. These documents, as amended from time to time, contain important information about the tender offer and Applied Signal Technology, Inc. shareholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement are available free of charge to all shareholders of the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888.
In connection with the potential one-step merger, the Company filed a preliminary proxy statement with the SEC on January 18, 2011. Additionally, the Company would file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Parent and Merger Sub pursuant to the terms of the merger agreement. The materials to be filed by the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. Investors and shareholders also may obtain copies of the proxy statement free of charge from the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the one step merger because they will contain important information about the one step merger and the parties to the one step merger.
Parent and the Company and their respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the one step merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its special meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended October 31, 2010, as amended, the preliminary proxy statement filed with the SEC on January 18, 2011 and other relevant materials which may be filed with the SEC in connection with the one step merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may be, in some cases, different than those of the Company’s shareholders generally, is set forth in the proxy statement relating to the one step merger. Additional information regarding the Company’s directors and executive officers is also included in the Amendment to the Form 10-K filed on January 21, 2011 containing Part III information.